UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, January 2019
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Commission File Number 1-38232
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BlackBerry Limited
(Translation of registrant’s name into English)
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2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Appoints Bryan Palma as President and Chief Operating Officer

Document 1

BlackBerry Appoints Bryan Palma as President and Chief Operating Officer

WATERLOO, ON – January 28, 2019 – BlackBerry Limited (NYSE: BB; TSX: BB) deepened its executive bench today with the appointment of Bryan Palma as President and Chief Operating Officer.

Starting today, Palma will be responsible for the Company's core product and services that serve as the foundation for its strategy to secure the Enterprise of Things (EoT). This includes people, processes, and ‘things’ – from connected cars and smart speakers to documents, emails, and the data that flows between. Palma will oversee the BlackBerry Technology Solutions, Enterprise Software and Services, and Mobility Solutions teams, and will report directly to John Chen, Executive Chairman and CEO. Intellectual property and licensing will continue to operate separately, as will Cylance once the acquisition is complete.

“I’m proud of the company’s financial stability and the progress we have made advancing our EoT strategy with the Spark platform,” said Mr. Chen. “Bryan is an excellent addition to our team given his proven experience delivering growth for strategic industry providers. This key addition to the BlackBerry team will best serve the company’s focus on EoT, integrating Cylance, and expanding our licensing business.”

Palma comes to BlackBerry with nearly 20 years’ experience delivering rapid growth at some of the world’s largest and respected organizations such as Cisco, Boeing, Hewlett Packard, PepsiCo and the United States Secret Service. Most recently, he was Cisco’s Senior Vice President and General Manager of customer experience for the Americas where his team helped customers design, build, and operate a global portfolio of network, security, collaboration, IoT, data center, and cloud services. Prior to Cisco, Palma was the Vice President of Cyber and Security Solutions at Boeing, where he was responsible for the cyber security solutions portfolio, which included offensive cyber security, critical infrastructure protection, cyber security software, and managed security services. Palma holds a bachelor’s degree from the University of Richmond, and master’s degrees from Duke University’s Fuqua School of Business and the University of Maryland.

“I couldn’t be more excited to join BlackBerry at this pivotal time in the industry,” said Palma. “As the world becomes exponentially more connected, enterprises and governments around the world need a trusted provider of security and data privacy, and I am confident that provider is BlackBerry. I look forward to working closely with John and the leadership team to deliver the market-leading intelligent security and connectivity solutions organizations need.”

To learn more about the experience Palma brings to BlackBerry, please visit www.blackberry.com/leadership.

About BlackBerry
BlackBerry Limited (NYSE: BB; TSX: BB) enables the Enterprise of Things by providing the technology that allows endpoints to trust one another, communicate securely, and maintain privacy. Based in Waterloo, Ontario, the company was founded in 1984 and operates globally. For more information, visit www.BlackBerry.com and follow @BlackBerry.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

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Media Contacts:
BlackBerry
(519) 597-7273
mediarelations@BlackBerry.com

Investor Contacts:
BlackBerry
(519) 888-7465
investor_relations@BlackBerry.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	January 28, 2019	By:	/s/ Steve Rai
			Name:	Steve Rai
			Title:	Deputy CFO